UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Information Contained in this Report

On September 28, 2023, Inventiva S.A. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Cowen and Company, LLC (“TD Cowen”) with respect to an equity offering program (the “Offering”) under which the Company may offer and sell American Depositary Shares (“ADSs”), each ADS representing one ordinary share, having an aggregate offering price of up to $58.0 million from time to time, through TD Cowen as its sales agent.

The issuance and sale, if any, of the ADSs by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-258369).

Sales of the Company’s ADSs, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, from time to time. TD Cowen is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with TD Cowen’s normal sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Sales may also be conducted, with the Company’s consent, in negotiated transactions.

The Company will pay TD Cowen a commission equal to three percent (3.0%) of the gross sales price per ADS sold through TD Cowen under the Sales Agreement and also has agreed to provide indemnification and contribution to TD Cowen with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Company is not obligated to make any sales of ADSs pursuant to the Sales Agreement. The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ADSs subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. Each of the Company and TD Cowen may terminate the Sales Agreement at any time upon four days’ prior notice.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference. A copy of the legal opinion of Gide Loyrette Nouel A.A.R.P.I., the Company’s French counsel, relating to the legality of the issuance of the ordinary shares in the Offering is attached as Exhibit 5.1 hereto.

Additionally, on September 22, 2023, the Company provided notice to Jefferies LLC (“Jefferies”) that it was terminating its previously disclosed sales agreement (the “Prior Sales Agreement”), dated August 2, 2021, with Jefferies, effective September 28, 2023. Pursuant to the Prior Sales Agreement, the Company was able to offer and sell ADSs, each ADS representing one ordinary share, having an aggregate offering price of up to $100.0 million from time to time, through Jefferies as its sales agent. As of September 22, 2023, $41.7 million of ADSs had been issued and sold under the Prior Sales Agreement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

Incorporation by Reference

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-258369) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Sales Agreement, dated as of September 28, 2023, by and between Inventiva S.A. and Cowen and Company, LLC.
5.1	Opinion of Gide Loyrette Nouel A.A.R.P.I.
23.1	Consent of Gide Loyrette Nouel A.A.R.P.I. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: September 28, 2023	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer